Exhibit 99.2

Nikola / VectoIQ: Transaction Announcement Call

Participants

•	Trevor Milton, CEO
•	Mark Russell, President
•	Kim Brady, CFO
•	Steve Girsky, CEO, VectoIQ Acquisition Corp

Operator / PR

Ladies and gentlemen and welcome to the VectoIQ / Nikola pre-recorded merger announcement conference call. I would now like to hand the conference over to your first speaker Kim Brady Thank you, and please go ahead.

Disclaimer, Kim Brady

•	Thank you for joining us this morning to announce our transaction. Joining me on the conference call this morning are Trevor Milton, Mark Russell and Steve Girsky.
•	I would like to begin by reminding everyone that the discussion today may contain forward-looking statements including, but not limited to, with regards to the VectoIQ and Nikola’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in VectoIQ’s most recent annual report on Form 10-K, as such factors may be updated from time to time in VectoIQ’s filings with the SEC which are available on the SEC website, may cause actual results or performance to differ materially from those indicated by such statements. VectoIQ and Nikola are under no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.
•	In today’s remarks, we will also refer to certain non-GAAP financial measures. Definitions of these non-GAAP financial measures are available in the presentation accompanying the announcement.
•	I will now turn the call over to Steve.

Introduction

Steve Girsky, CEO VectoIQ

•	Good morning, thanks very much for joining us. This is Steve Girsky, CEO of VectoIQ Acquisition Corp.
•	We are very excited about combining VectoIQ with Nikola, a global leader in zero-emissions transportation and infrastructure solutions.
•	When we originally constituted this SPAC in search of a compelling opportunity in next generation smart transportation, we hoped to find a deal this attractive for both current and future stakeholders. Our optimism has been shared by the investor community, and we’ve been able to raise one of the largest private investments in public equity to date alongside this combination.
•	Since our IPO back in May of 2018, the VectoIQ team has dedicated significant time and resources to identifying the right target for our stakeholders. Having considered hundreds of opportunities, we found Nikola’s value proposition to be the most compelling – zero emissions, one truck platform, two powertrain options; battery electric and fuel cell electric and three embedded businesses; trucks, refueling and energy storage.
•	Nikola is a technology leader, has a strong and visionary management team, has a strong growth and margin potential, significant addressable markets in both vehicles and energy infrastructure with a tremendous runway for growth into the foreseeable future.
•	Nikola’s patented technology, world-class partnerships and history of successfully winning customer orders ideally positions the Company to seize this opportunity. The current fuel cell electric reservations, which come in at over $10 billion, are proof of how badly the market is seeking a solution like Nikola’s.
•	Nikola’s management team post-closing, which will be headed by Trevor Milton, Executive Chairman, Mark Russell, President & CEO, and Kim Brady, CFO has a strong track record and is public company ready.
•	The combination with VectoIQ will help Nikola move to the next level as we will be providing capital to meet the Company’s growth rate as well as decades of automotive expertise to further enhance Nikola’s ability to execute its business plan.
•	Personally, I’m very excited to work with the Nikola team as they have built an impressive business that is positioned to benefit from leadership in the heavy-duty electric vehicle industry. We look forward to being a long-term value-added partner.

•	I will review the transaction specifics at the end of the call. For now, I want to turn the call over to Trevor Milton, Mark Russell and Kim Brady from Nikola to give you greater insights into the Company’s platform and key elements of its growth strategy.

Business section and financial performance overview

Trevor Milton, CEO Nikola

•	Thank you, Steve. We are excited to partner with VectoIQ to begin the next chapter of Nikola’s growth.
•	We are pleased that Fidelity Management and & Research, ValueAct Spring Fund, P. Schoenfeld Asset Management and other world-class investors share our excitement around the Nikola vehicle lineup. They also share our vision of a zero-emission future in transportation. The additional capital from blue-chip investors are signs investors believe in the future of our business.
•	I founded the company to completely disrupt the energy and transportation market. When our company first announced the Nikola One Semi truck in 2016, most other brands said zero emission would never work. WOW, were they wrong. I knew that Nikola would not be successful if it only sold vehicles like other manufactures do. Much like Amazon, we knew vertical integration was key. Having access to the entire supply chain was key to our success. From day one, our goal was to vertically integrate the truck and the energy it consumes into a single solution or lease payment. We can now offer an all-in lease rate that can fix the total cost of ownership for 7 years. By signing long term green energy contracts we can produce hydrogen with green energy, resulting in a zero emission business model from production to consumption – something no other OEM has ever been able to achieve.
•	Nikola offers both battery electric and fuel cell electric semi-trucks – both zero emission solutions that can operate cheaper than diesel. Because we offer both types of powertrains, we can be honest with customers about their needs and get them into the right vehicle platform.
•	Our Fuel Cell powertrain performs better than most diesel trucks, with comparable range and cost of ownership – all while producing zero-emissions. Our battery electric trucks are perfectly suited for the short haul market. I believe both battery electric and fuel cell electric powertrains will be the leading powertrains of the future.
•	Nikola recently announced the Nikola Badger, a zero emission battery electric and hydrogen electric pickup truck. The Badger will help drive down the cost of our hydrogen fuel cells and other components for our semi-truck program. We have more support than ever from suppliers for our semi-truck programs due to the Nikola Badger. Most automotive suppliers charge a premium on parts for trucks due to lower volumes, but with the Badger, we can combine parts to drive down the cost of each components when possible.

•	Being listed on the Nasdaq was a dream of mine, and with the greatest shareholder list anyone could ever ask for, we are poised to make it a reality. I am ready for the next 20 years of growth, and obviously with our over-subscribed funding, the market is as well.
•	Mark will now walk you through highlights of our business model.

Mark Russell, President & COO Nikola

•	Thanks Trevor. We’re very excited about this milestone in our journey!
•	Our fuel cell trucks are the first zero-emission vehicles with a range and refueling time that favorably competes with traditional diesel trucks, and our battery electric trucks are the perfect zero-emission solution for shorter haul missions, and urban routes with tight driving and delivery spaces.
•	Our partnership with CNH-Iveco has enabled us to significantly accelerate our go-to-market timelines. We introduced the global version of our battery-electric TRE last year, and more recently announced that we will begin mass production of the TRE from the current IVECO Ulm, Germany facility starting next year.
•	North American production of the TRE battery electric vehicle is scheduled to begin in our greenfield facility in Coolidge, Arizona in 2022, followed by the start of production for the Nikola TWO fuel cell electric vehicle estimated in 2023.
•	Our partnership strategy has mitigated many of the risks we’ve faced in developing our technology and in ramping up for mass production of our vehicles, and our hydrogen station network. We originally partnered with Bosch to help us design our vehicle battery systems, fuel cells and power electronics, with Meritor on suspensions, Wabco on brakes, Mahle on thermal, Hanwha for solar electricity, and NEL for hydrogen production, storage and dispensing technology.
•	Our bundled leasing model for our fuel cell electric vehicles allows us to solve the “chicken & egg” challenge that’s hindered the growth of the hydrogen-electric vehicle market. We’re working with the customers who have the largest dedicated-route long-haul fleets initially, and we simultaneously build the hydrogen stations tailored to serve their needs. What we offer these dedicated-route customers is essentially freight as a service, with a single price for a solution that includes the truck, maintenance and the fuel, locked in for the life of the lease, with a refueling station roll out plan that addresses concerns about access to fuel. And we offer do all of that at a price that is competitive with their existing diesel fleet. It’s the closest to a no-brainer customer proposition as I’ve seen in my career.

•	As our hydrogen fueling stations proliferate, we’ll also be able to address the full range of the ground transportation market, and even sell hydrogen to third-party vehicles at an open market price, which currently is significantly higher than what we can profitably offer our bundled lease customers.
•	We have multiple levers to continue leading innovation and growth in our space, and drive accelerating financial performance on behalf of all our stakeholders. I know I speak on behalf of all our dedicated and exceptional employees when I say that we look forward to writing the next chapter of Nikola’s story in partnership with VectoIQ.
•	I’ll turn it over now to Kim to review the numbers.

Kim Brady, CFO Nikola

•	Thanks, Mark.
•	We believe that Nikola’s industry leadership and superior technology will enable us to achieve significant financial results for all stakeholders.
•	We expect to begin selling the battery-electric truck in 2021 and the fuel cell electric truck in 2023.
•	Our fuel cell electric truck reservations/orders stand at over $10 billion today assuming we convert those to contracts when delivery dates are guaranteed to fleets. While we have not disclosed any battery-electric truck reservations / orders yet, negotiations are entering final stages for large binding orders.
•	We expect to go from $150 million of projected revenue in 2021 to over $3 billion in projected revenue by 2024, a CAGR of ~110%. Those figures assume a projected 600 battery-electric trucks sold in 2021 and up to 7,000 battery-electric trucks and 5,000 fuel cell electric trucks sold in 2024.
•	With the first three years of manufacturing capacity already booked, we have good visibility into future performance.
•	As we reach one year from delivery, we anticipate receiving significant deposits towards the fuel cell electric trucks from those customers.
•	In addition to achieving significant growth and scale, we expect to generate highly attractive unit economics.

•	For lease model economics for fuel cell electric trucks (which includes the truck acquisition cost, repair & maintenance, and fuel), we expect to generate a contribution margin of approximately 30%, before corporate overhead. After factoring in an estimated station Capex per lease figure, we anticipate cash generated for each bundled lease to be approximately $173,000. Capex for an 8-tone hydrogen fuel station will be roughly $17 million.
•	I will now turn it back to Steve to wrap up on the pending transaction.

Transaction Overview

Steve Girsky, CEO VectoIQ

•	Thank you, Kim.
•	Let’s now turn to the transaction specifics.
•	The pro-forma enterprise value of the company is approximately $3.3 billion.
•	We think this is a highly attractive opportunity for investors given the Company’s compelling market position, impressive growth prospects, and finally the numerous unmodeled upside opportunities such as the European JV and Nikola Badger pick-up truck.
•	Transaction Highlights:
1.	Cash proceeds raised in connection with the transaction, which will be primarily used to fund growth, will be funded through a combination of VectoIQ Cash in trust and a $525 million PIPE of common stock raised at $10/share.
2.	After closing, which is subject to customary closing conditions including shareholder and regulatory approval, I will be joining the Nikola board.
3.	We expect to file our initial registration statement with the SEC shortly.
•	Thank you for your time today. More information about the transaction can be found in our public filings, as well as the presentation that we have filed with the SEC. That concludes today’s call and thank you for joining.